Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing
Form 10-Q




For the Fiscal Quarter ended                    Commission File Number
June 30, 1998                                   0-4431



PART I

AUTO-GRAPHICS, INC.
(Exact name of registrant as specified in its charter)


California                                       95-2105641
(State or other jurisdiction of                (I.R.S. employer
 incorporation or organization)                 identification number)

3201 Temple Avenue
Pomona, California                               91768
(Address of principal                           (Zip Code)
 executive offices)

Registrant's telephone number:  (909) 595-7204


PART II

[  ]	(a)	The reasons described in reasonable detail in Part III of
                this for could not be eliminated without unreasonable effort or expense.

[XX]	(b) 	The subject annual report, semi-annual report, transition
                report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

[  ]    (c)     The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

PART III

The Company requests an extension of time for the filing of its Second Quarterly Report on form 10-Q. The Company is experiencing technical problems with it's Edgar server which prevent the compilation and distribution of the electronic filing. It is expected that this problem will be resolved and the registrant's Second Quarter 1998 10-Q report will be filed electronically on or before August 21, 1998.

PART IV

(1) Person(s) to contact in regard to this notification:

	Daniel E. Luebben (909) 595-7204 extension 499 or
	Michele A. Clark (909) 595-7204 extension 323

(2) Indicate by check mark whether all reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months have been filed.

	Yes    XX   		No

(3) Indicate by check mark whether it is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	Yes         		No    XX


AUTO-GRAPHICS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  8/14/98                  By /s/Daniel E. Luebben
                                Daniel E. Luebben, Secretary and
                                Chief Financial Officer